EXHIBIT 99.06

Chunghwa Telecom

June 9, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
May	Net sales	18,424,969	18,645,271	(-)220,302	(-)1.18%

Jan-May	Net sales	91,510,205	94,090,210	(-)2,580,005	(-)2.74%

b Trading purpose : None